Delisting Determination,The Nasdaq Stock Market, LLC,
January 4 2008, Delta Financial Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Delta Financial Corporation
(the Company), effective at the opening of the trading session on January 14, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4300, based on public interest concerns
raised by its filing for protection under Chapter 11 of the Bankruptcy Code. The Company was notified of the Staffs determinations on December 18, 2007. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the
Staff determination to delist the Company became final on December 28, 2007.